Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 19, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited (the “Company”) issued an announcement on December 19, 2006, a copy of which is attached as Exhibits 99.1 hereto. The attached announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to make a public offering or register any part of the proposed A Share Issue (as defined in the attached announcement) in the United States.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 18, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
December 19, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 2628)

CSRC APPROVAL OF THE A SHARE ISSUE AND

COMMENCEMENT OF PRICE CONSULTATION FOR THE A SHARE ISSUE

The CSRC has approved the application of the Company to proceed with the A Share Issue. The A Share Issue will comprise not more than 1.5 billion A Shares.

As required by the relevant PRC laws and regulations, the joint lead underwriters for the A Share Issue will conduct preliminary price consultation among institutions which meet the requirements of the laws of the PRC from 19 December 2006 to 22 December 2006 in the PRC.

The A Share Prospectus and the related appendices will be published on the website of the Shanghai Stock Exchange and a summary of the A Share Prospectus will be published in several PRC newspapers on 19 December 2006.

The Company has noted today’s increases in price and trading volume of the H Shares and wishes to state that other than the A Share Issue, it is not aware of any reasons for such increases.

UPDATE ON A SHARE ISSUE

Reference is made to the Company’s announcements dated 28 August 2006 and 11 December 2006 and its circular to shareholders dated 1 September 2006 in respect of the proposed A Share Issue.

The CSRC has approved the application of the Company to proceed with the A Share Issue. The A Share Issue will comprise the allotment and issue of not more than 1.5 billion A Shares. According to the approval of the CSRC, the Company shall complete the proposed A Share Issue within a period of 6 months from 18 December 2006.

As required by the relevant PRC laws and regulations, the joint lead underwriters for the A Share Issue will conduct preliminary price consultation among the institutions which meet the requirements of the laws of the PRC from 19 December 2006 to 22 December 2006 in the PRC to determine the range of offer price. The Company and the joint lead underwriters will, after conducting the book-building process within the range of offer price, determine the exact number of A Shares to be issued and the offer price in accordance with indicative demand for the A Shares and the Company’s funding needs. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and all material information of which will be disclosed by the Company in Hong Kong in accordance with the Listing Rules.

The A Share Prospectus will be published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and a summary of the A Share Prospectus will be published in PRC newspapers, such as the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 19 December 2006.

INCREASES IN PRICE AND TRADING VOLUME OF THE H SHARES

This statement is made at the request of the Hong Kong Stock Exchange.

The Company has noted today’s increases in price and trading volume of the H Shares and wishes to state that other than the A Share Issue, it is not aware of any reasons for such increases. The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“A Shares”	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Issue”	the proposed issue of not more than 1.5 billion A Shares to strategic, institutional and public investors as approved by the CSRC, through issue of new shares and/or such other manner as shall be approved by the Relevant Authorities, which are proposed to be listed on the Shanghai Stock Exchange

“A Share Prospectus”	the prospectus of the Company in relation to the proposed A Share Issue

“Board”	the board of directors of the Company

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC and shares of which are listed on the Hong Kong Stock Exchange

“CSRC”	China Securities Regulatory Commission ( )

“Domestic Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in RMB

“H Shares”	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC”	the People’s Republic of China, excluding, for the purpose of this announcement only, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Shares”	Domestic Shares, H Shares and A Shares

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

As at the date of this announcement, the Board comprises the following members:

Executive Directors: Yang Chao, Wu Yan, Wan Feng

Non-executive Directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors: Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang

Hong Kong, 18 December 2006